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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25                  SEC FILE NUMBER
                                                                    33-80445
                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K  [ ] Form 20-F [ ] Form 11-K
             [X] Form 10-Q  [ ] Form N-SAR





                   For Period Ended:   March 31, 1996
                   [   ]           Transition Report on Form 10-K
                   [   ]           Transition Report on Form 20-F
                   [   ]           Transition Report on Form 11-K
                   [   ]           Transition Report on Form 10-Q
                   [   ]           Transition Report on Form N-SAR
                   For the Transition Period Ended: ____________________________

________________________________________________________________________________

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
_______________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

________________________________________________________________________________
Full Name of Registrant

                    TLC Beatrice International Holdings, Inc.
________________________________________________________________________________

Former Name if Applicable

________________________________________________________________________________


Address of Principal Executive Office (Street and Number)

                               9 West 57th Street
________________________________________________________________________________
City, State and Zip Code
                            New York, New York 10019

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day
 [X] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 and Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form S-1 (No. 33-80445) are currently under review by the Securities and Exchange Commission (the "Commission"). The ongoing review may affect the information contained in the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 (the "10-Q"), and, therefore, the Registrant wishes to delay the filing of the 10-Q in anticipation of the Commission completing such review.

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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Peter Offermann                     212                  756-8900
 ---------------------------         ---------------       ------------------
          (Name)                        (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 [X] Yes  [ ] No
________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           The Registrant expects to report net sales of $530 million for the three month period ended March 31, 1996, an increase of 17% compared to the corresponding period in 1995. However, the Registrant is unable to reasonably estimate other operating data until completion by the Securities and Exchange Commission of its review of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 and Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form S-1
     (No. 33-80445), which review could result in changes in the accounting treatment of certain items contained in the Registrant's financial statements.
________________________________________________________________________________


                    TLC Beatrice International Holdings, Inc.
                   _________________________________________
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 1996                  By  /s/ Peter Offermann
                                       -----------------------------------------
                                       Peter Offermann, Executive Vice President
                                       and Chief Financial Officer